News Release

RESIN SYSTEMS ANNOUNCES INITIAL DELIVERY OF RSTANDARDTM MODULAR COMPOSITE UTILITY POLES TO A UTILITY SUPPLY COMPANY IN COLORADO FOR INSTALLATION AT A LARGE RURAL ELECTRIC COOPERATIVE UTILITY

Edmonton, Alberta, March 1, 2005: Resin Systems Inc. ("RSI") (RS - TSX Venture / RSSYF - OTCBB) and its operating division, RS Technologies, are pleased to announce it will be supplying its RStandardTM modular composite utility poles to a utility supply company in Colorado, USA.  This is the initial order of RStandard™ modular composite poles in the State of Colorado and will be installed by a large rural electric cooperative utility.

The RStandardTM utility pole consists of modular sections, making it easier to transport, inventory, handle and install than traditional wood, steel or concrete poles. In addition, the RStandardTM composite poles require less space for transportation and storage because the modular sections can be nested together.  Made using RSI’s patented VersionTM resin, the RStandard™ pole is stronger, lighter and contains no VOC’s (volatile organic compounds), making it more environmentally friendly than all other utility poles on the market today.  Also, the RStandardTM poles incorporate proprietary UV resistant homogeneous VersionTM resin as an integral part of the outer pole wall to provide enhanced UV protection and a maintenance free utility pole structure with a long service life.

RSI is a composite materials technology company which has commercialized a proprietary RStandard™ modular composite utility pole for sale to power utility companies.  In addition, RSI is actively engaged in the further development and commercialization of its VersionTM resins and related products for worldwide composite material applications.

For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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